EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	For the Three Months Ended
	March 31,
	2008		2007

EARNINGS
Pre-tax income from continuing operations	$14,312		$7,606
Fixed charges	3,155		3,115
Total	$17,467		$10,721

FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$2,787		$2,816
Interest portion of rental expenses	368		299
Total fixed charges	$3,155		$3,115

Ratio of earnings to fixed charges	5.5	x	3.4	x